UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED

PURSUANT TO SECTION 8(a) OF

THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Ardian Access LLC

Address of Principal Business Office (No. & Street, City, State, Zip Code):

1370 Avenue of the Americas

New York, NY 10019

Telephone Number (including area code): (212) 641-8604

Name and address of agent for service of process:

Ardian US LLC

1370 Avenue of the Americas

New York, NY 10019

With copies to:

Gregory C. Davis

Ropes & Gray LLP

Three Embarcadero Center

San Francisco, CA 94111-4006

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes ☒   No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, as amended, the registrant has caused this notification of registration to be duly signed on its behalf in the City of New York in the State of New York on the 1st day of October, 2024.

ARDIAN ACCESS LLC

By:	/s/ Michael Ferragamo
Name:	Michael Ferragamo
Title:	Initial Director

ATTEST:	/s/ Vladimir Colas
Name: Vladimir Colas
Title: Executive Vice-President, Ardian US LLC